SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

P.E. 6/30/02

Report of Foreign Issuer

Pursuant to Rule l3a-16 of
the Securities Exchange Act of 1934

For the month of June, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: one company announcement made on June 20, 2002.

- Summer sale starts early from BT Payphones

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: June 20, 2002 By:

PATRICIA DAY
Authorized Representative

June 20, 2002

SUMMER SALE STARTS EARLY FROM BT PAYPHONES

BT has launched its biggest ever discount offer for payphone customers by reducing cash calls from the usual 11p a minute* to 2p a minute for local evening and weekend calls for three months.

The bargain local call price will be available until September 13, 2002 from all BT payphones in the UK that accept cash.

The 2p a minute promotion means that customers will receive ten minutes of talk time compared to the usual one minute 50 seconds for the 20p minimum call charge. Each ten pence unit will give customers five minutes of talk time.

Paul Hendron, director of BT Payphones, said: "This is great news for our regular customers and a reminder to those who aren't using BT payphones as much as they used to that they are still fantastic value for money. This offer is the strongest discount promotion we have ever run and it gives customers five times longer for their money.

"Although the payphone is one of many ways to make a call, their unique street location means that when you are out and about during the summer evenings and weekends and want to contact friends, the phone box can often be the most convenient, reliable, safest and cheapest way of doing it."

Posters on the glass of 8,000 phone boxes and a national advertising campaign on buses and in selected youth publications will support the promotion.

For further information please contact
Leslie King at BT Payphones on 020 8666 7083

For further information about BT Payphones
visit: http://www.bt.com/payphones

For photographs please visit www.vismedia.co.uk

All BT group news releases can be accessed at our web site:
http://www.bt.com/mediacentre

Notes to editors:

- *UK inland calls made by cash are charged in 10p units. Callers usually receive one minute 50 seconds for the minimum fee of 20p and 55 seconds for each subsequent 10p unit.
- The offer is available 6pm to 8am Monday to Thursday and all weekend, 6pm Friday to 8am Monday. The offer ends at 8am on September 13, 2002. Calls are charged in 10p units, five minutes for 10p.
- The offer applies to cash calls only and excludes BT Phonecard, Phonecard plus, BT Chargecard, debit and credit cards.
- The offer applies to local and 0845 calls only and excludes 0870, premium rate calls and calls to mobiles.